Innovation for patient care *

RECEIVED
2007 JAN -3 P 12: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Securities and Exchange Commission**
**Office of International Corporate Finance**
**100 F Street, N.E., Mail Stop 3628**
**Washington DC 20549**
**USA**

**12g-3-2(b) Exemption**
**File N°.82-34953**

07020028

14 December 2006

PROCESSED
JAN 0 8 2007
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

P/o Claire Giraut
Executive Vice President,
Chief Financial Officer

Press release

# Initiation of phase III clinical trials with Decapeptyl®'s 4-month sustained release formulation

**Paris, 14 December 2006** - Ipsen (Euronext: FR0010259150; IPN) announced today that the 4-month sustained release formulation of Decapeptyl®, originated from the Group's internal research, is being tested in a phase IIII clinical trial. This new formulation, aimed at improving patients' quality of life, is based on Ipsen's proprietary drug delivery system technology and uses the Group's advanced drug delivery platform. This development is part of the life-cycle management strategy for the products of Ipsen research and development pipeline.

**About Decapeptyl®**
Decapeptyl® is a formulation for injection of a peptide analogue of GnRH (triptorelin) that was initially developed and continues to be used mainly in the treatment of advanced metastatic prostate cancer. In addition, Decapeptyl® is also indicated in the treatment of uterine fibroids (a benign tumour of muscle tissues in the uterus), endometriosis (proliferation of endometrial tissue, the mucous membrane that lines the uterine wall outside the reproductive tract), prior to surgery or when surgery is not deemed appropriate, as well as early-onset puberty and female infertility (*in vitro* fertilisation).

Decapeptyl® is available in monthly or quarterly sustained-release formulations, as well as a daily formulation.

Decapeptyl® has marketing authorisations in over 60 countries, including 25 in Europe; it was launched in Great Britain in 2003 (quarterly formulation) and in Germany during 2004 (under the Pamorelin® brand).

In 2005, 67.1% of Decapeptyl® sales of a total amount of €210.6 million derived from the major Western European countries. For the first nine months of 2006, sales of Decapeptyl® reached €168.4 million, up 5.7% compared to the first nine months of 2005.

**About oncology**
Oncology is one of the main targeted therapeutic areas of the Ipsen Group, with endocrinology and neuromuscular disorders. Its peptide and protein engineering and medicinal chemistry platforms enable it to explore and develop new approaches in cancer treatment under hormonal control. These research programmes are conducted internally with assistance from university and industry specialists.

**About innovative delivery technologies**
Ipsen is one of the world leaders in sustained-release delivery systems with two peptides currently marketed, triptorelin (Decapeptyl®) and lanreotide (Somatuline® and Somatuline® Autogel®). Further to Decapeptyl®'s research programmes, the Group is also pursuing pre-clinical development of sustained-release formulations of Somatuline® Autogel® for longer treatment duration than the one already marketed (28 days). In addition, Ipsen signed a R&D agreement with Genentech in November 2004, which covers the development of sustained-release formulations of recombinant human growth hormone. Moreover, under its agreement with Roche, Ipsen is studying an innovative, user-friendly sustained release formulation of BIM 51077, GLP-1 analogue, for type 2 diabetic patients.

**About Ipsen**

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centers (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169 million, i.e. 20.9% of consolidated sales, which amounted to €807 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

**Forward-looking statements**

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information:
**Ipsen**
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com